SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 8, 1999

VALUE CITY DEPARTMENT STORES, INC.
(Exact name of registrant as specified in its charter)

Ohio	1-10767	31-1322832
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification Number)

3241 Westerville Road
Columbus, Ohio 43224
(614) 471-4722
(Address, including zip code, and telephone number including area code of Registrant's principal executive offices)

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Items.

On November 8, 1999, Value City Department Stores, Inc., an Ohio corporation (the “Company”), issued a press release announcing that the Company signed a definitive purchase agreement with Gramex Corporation to acquire the stock of Gramex Retail Stores, Inc., which owns and operates a chain of discount stores under the name of “Grandpa’s” in the greater St. Louis metropolitan area. The press release is included as Exhibit 99 to this Form 8-K and is incorporated herein by this reference.

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	*Description*
99	Press release, dated November 8, 1999, entitled “Value City Department Stores, Inc. to Acquire St. Louis Based Grandpa’s Chain.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VALUE CITY DEPARTMENT STORES, INC.

By: /s/ Robert M. Wysinski

Robert M. Wysinski, Chief Financial Officer

Date: November 10, 1999

EXHIBIT INDEX

Exhibit No.	*Description*
99	Press release, dated November 8, 1999, entitled "Value City Department Stores, Inc. to Acquire St. Louis Based Grandpa's Chain."